

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 3, 2017

Via E-Mail
Jeffrey S. Edison
Chief Executive Officer
Phillips Edison Grocery Center REIT III, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

> **Re: Phillips Edison Grocery Center REIT III, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted February 2, 2017**
> **CIK No. 0001688016**

Dear Mr. Edison:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

5.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003. It is unclear whether your repurchase program fits within the parameters of this guidance in that your program may be suspended or terminated immediately at any time. In addition, it is unclear whether your program permits withdrawal rights to occur up until the end of the redemption period. Please provide us with your analysis explaining how your program is consistent with relief previously granted by the Division of Corporation Finance. To the extent you have questions in this regard, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

Prospectus Cover Page

6.   We note your disclosure in footnote 4 that your Advisor will pay dealer manager fees of 2% of the gross proceeds from Class T shares and 1.5% of the gross proceeds from Class I shares. Please revise to include all dealer manager fees paid by any source in the table.

Prospectus Summary

7.   We note your disclosure on page 6 that your Phillips Edison sponsor and affiliates own or sponsor a portfolio "having an aggregate value of approximately $5.1 billion based on total investment in real estate assets." We also note your disclosure on page 7 that your Griffin sponsor has senior executives that have real estate experience collectively encompassing "over $22.0 billion of transaction value." Please tell us how you calculated total investment in real estate and transaction value. We may have further comment.

How many real estate investments do you currently own?, page 15

8.   Please disclose in an appropriate section, the disclosure required by Item 14(b) and (e) and Item 15(d), (e) and (f) of Form S-11 for the Publix at St. Cloud property.

Who can invest in each class of our common stock and what are the differences…?, page 18

9.   We note your disclosure on pages 19 and 164 that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares, Class T shares and Class I shares ratably in proportion to the respective NAV for each class. Please revise to clarify, if true, that NAV will be determined as a whole for Class A, Class T and Class I based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

Risk Factors

Investors that purchase shares in this offering will experience immediate dilution…., page 25

10.   We note your disclosure in this risk factor that your advisor and its affiliates incurred organization and other offering costs on your behalf in connection with your private offering, and that you have not reimbursed any of these expenses to date. Please revise your disclosure here, and elsewhere as applicable, to clarify if you will reimburse your advisor and its affiliates for such expenses with proceeds from this offering.

Our advisor will face conflicts of interest…., page 30

11.   We note your disclosure under this heading regarding the performance-based termination distribution that you will be required to pay if you terminate your advisor. Please expand your risk factor disclosure to include a separate risk factor describing the difficulty in terminating your advisor, even if for poor performance.

Estimated Use of Proceeds, page 56

12.   We note your disclosure in footnote (4) in regards to the acquisition fee and the additional contingent advisor payment. Please revise the table to break out the acquisition fee to show the base acquisition fee and contingent advisor payment.

Management

Initial Investment by Our Advisor, page 74

13.   We note your disclosure in this section and elsewhere regarding your outstanding shares of Class A common stock. It appears that the outstanding common stock was purchased at less than the offering price of the common stock in the registration statement. Please include the dilution disclosures required under Item 506 of Regulation S-K or tell us why you are not required to do so.

Management Compensation, page 83

14.   We note that you intend to reimburse your advisor for certain personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the acquisition fees, asset management fee, and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Plan of Operations

Distributions, page 111

15.   We note your disclosure that you intend to continue to accrue and pay distributions on your Class A common stock during the course of your private and public offerings. We further note your disclosure that should you be unable to fund your distributions from cash flow from operations or earnings that you expect to pay distributions from borrowings or other alternative sources. Please revise your disclosure to clarify if you could pay distributions on your Class A common stock using proceeds from this offering.

Summary of Significant Accounting Policies

Organization and Offering Expenses, page 112

16.   We note your disclosure stating that your advisor has paid and will pay offering expenses on your behalf and you will reimburse your advisor for these costs on a monthly basis. Please revise to also discuss the following:

- Clarify if your advisor also has paid and will be paying for organization costs on your behalf.
- Disclose the total amount of offering and organization costs, if applicable, your advisor has incurred and paid on your behalf to date. Please disclose total organization costs incurred if you are responsible for these costs.
- Disclose how you will account for your organization and offering expenses in the financial statements. Reference is made to paragraph 720-15-25-1 of the FASB Accounting Standards Codification and SAB Topic 5A.

17.   We note you will pay additional underwriting compensation to your dealer manager in the form of a quarterly stockholder servicing fee on the shares of Class T common stock sold in the primary offering. Please tell us and revise your disclosures to include your intended accounting policy related to these fees associated with your Class T shares. Your policy should address when a liability is recorded and your basis in GAAP for such treatment. Reference is made to paragraph 36 of CON 6.

Prior Performance Summary, page 116

18.   Please revise to disclose the number of properties sold, if any, during the course of the prior public and private programs. Refer to Item 8.A.1.h of Industry Guide 5.

Description of Shares, page 164

19.   Please disclose the approximate number of holders of each class of common equity as of the latest practicable date. Please see Item 201(b)(1) of Regulation S-K.

Plan of Distribution, page 185

20.   We note your chart on page 187 which includes the maximum amount of compensation and expenses as well as the "percentage of maximum." Please clarify what you mean by the "percentage of maximum" column. For example purposes only, we note that you indicate in the chart that for Class T shares the selling commissions are 2.7%, the stockholder servicing fee is 3.6% and that the dealer manager fee is 2.7% while we note your disclosure elsewhere that these fees are 3%, 4% and 3% respectively.

Financial Statements, page F-1

21.   We note that you commenced investment operations on December 19, 2016 in connection with the acquisition of your first property. Please tell us your assessment of Rule 3-14 of Regulation S-X in determining whether financial information for this property is required to be filed. Your response should describe your assessment of significance and the basis within GAAP literature that supports your conclusion.

Appendix A

Prior Performance Tables, page A-1

22.	Please revise your narrative summary to the prior performance tables to explain where additional information can be obtained on request. Please refer to Industry Guide 5, Instruction 1 to Appendix II.

23.	Please revise Table III for your Griffin sponsor on page A-13 to indicate to which line items footnotes 4, 11, 12, 14 and 18 apply.

Part II. Information Not Required in Prospectus

Item 33. Recent Sales of Unregistered Securities

24.	We note your disclosure that you are currently offering shares of Class A common stock to accredited investors through a best efforts private placement offering that commenced on October 12, 2016. We further note your disclosure on page 5 stating that you ceased offering Class A shares in the private placement offering prior to commencement of the offering under this registration statement. Please revise to reconcile your disclosure or advise.

Exhibit Index

25.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc:	Robert H. Bergdolt, Esq.
	DLA Piper LLP